SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

 (Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 8, 2019.

Autonomous City of Buenos Aires, November 8th 2019.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the interim financial statement as of September 30th 2019:

Figures in thousand AR$

(i) Net income for the period – Profit	27,534,815
Attributable to company’s shareholders – Profit	27,534,122
Attributable to non-controlling interests	693
(ii) Other comprehensive income - Profit	597,006
(iii) Total income for the period - Profit	28,131,821
Attributable to company’s shareholders – Profit	28,131,136
Attributable to non-controlling interests	685

(iv) Net Shareholders’ Equity	76,375,545
Capital stock	639,398
Stock issuance premium	12,428,461
Adjustments to Shareholders’ Equity	4,511
Other comprehensive income	1,140,100
Legal Reserve	10,018,536
Optional Reserve	24,818,600
Unappropriated Retained Earnings – Profit	27,323,195
Attributable to non-controlling interests	2,744

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	30.45%	28.45%
ANSES-F.G.S. Law Nº 26.425	28.80%	26.90%
Delfín Jorge Ezequiel Carballo	17.47%	19.19%
Jorge Horacio Brito	17.38%	19.37%
Other shareholders (Local Stock Exchange)	5.90%	6.09%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer